UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41660

YanGuFang International Group Co., Ltd.

(Translation of registrant’s name into English)

3/F, Building 3

33 Suhong Road, Minhang District

Shanghai, China, 201100

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On March 30, 2023, YanGuFang International Group Co., Ltd., a Cayman Islands exempted company (the “Company”), consummated its initial public offering (“IPO”) of 2,000,000 ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), at a price of $4.00 per share, generating gross proceeds to the Company of $8,000,000 before deducting underwriting discounts and offering expenses. The Company’s Registration Statement on Form F-1 (File No. 333- 266607) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 5, 2022, as amended, was declared effective by the Commission on March 27, 2023.

In connection with the IPO, the Company entered into an underwriting agreement, dated March 27, 2023, by and between the Company and EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters, a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference.

Other Events.

 On March 27, 2023, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this report.

On March 30, 2023, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this report.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1+	Underwriting Agreement, dated March 27, 2023, by and between the Company and EF Hutton, division of Benchmark Investments, LLC.
99.1	Press Release, dated March 27, 2023.
99.2	Press Release, dated March 30, 2023.

+	Certain exhibits and schedules to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted exhibits and schedules to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YanGuFang International Group Co., Ltd.

By:	/s/ Junguo He
Name:	Junguo He
Title:	Chief Executive Officer

Date: March 31, 2023

2